PCSB FINANCIAL CORPORATION
12651 Strang Blvd., Suite 100
Yorktown Heights, NY 10598

February 7, 2017

Via Edgar
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:       PCSB Financial Corporation
              Registration Statement on Form S-1 (Commission File No. 333-215052)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

PCSB Financial Corporation (the “Company”) hereby requests that the effective date of the above referenced Registration Statement on Form S-1, as amended, be accelerated to February 10, 2017 at 9:00 a.m. EST, or as soon thereafter as is practicable.

Please contact Victor L. Cangelosi, of Luse Gorman, PC. ((202) 274-2028), if you have any questions concerning this matter.

Very truly yours,

 /s/ Joseph D. Roberto
Joseph D. Roberto
Chairman, President and Chief Executive Officer